UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-52787

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

For the transition period ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Rockies Region 2006 Limited Partnership
Full Name of Registrant

N/A
Former Name if Applicable
1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)
Denver, Colorado 80203
City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
Rockies Region 2006 Limited Partnership (the “Partnership”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”) without unreasonable effort and expense. The Partnership’s delay in filing the Form 10-Q is due principally to the need to complete all steps and tasks necessary to finalize the Partnership’s quarterly financial statements and other disclosures required in the filing. The Partnership intends to file the Form 10-Q within the five-calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers, 303-860-5800

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the registrant’s net income for the quarter ended March 31, 2018 cannot yet be determined for the reasons stated above, the registrant expects that it will be negatively impacted relative to net income for the quarter ended March 31, 2017 by an approximate 91% decline in production compared to the first quarter of 2017 and a corresponding decrease in revenues.

Rockies Region 2006 Limited Partnership
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2018	By:	/s/ R. Scott Meyers
Senior Vice President and Chief Financial Officer